UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	01 November 2024 - “Director/PDMR Shareholding”

99.1

Haleon plc: Director/PDMR Shareholding

1 November 2024: Haleon plc (the "Company" or "Haleon") (LSE/NYSE:HLN) today announces notification and public disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by a Person Discharging Managerial Responsibilities ("PDMR").

This notification sets out the details of the grants of Haleon share awards over ordinary shares (grant date - 31 October 2024) made to Dawn Allen as CFO (incoming), under the Haleon Performance Share Plan 2023 and Share Value Plan 2023.

Further to the announcement on 24 April 2024, relating to Dawn's appointment as CFO with effect from 1 November 2024, Dawn has received awards to compensate the loss of incentive payments from her previous employment. These awards will vest subject to continued employment and performance conditions where appropriate, and will mirror as closely as possible the value, terms and release timeline of the forfeited awards.

In addition, a Performance Share Plan (Interim) award has been granted on a pro-rated basis to reflect Dawn's start date of 28 October 2024. This award is subject to continued employment and performance conditions over the performance period ending 31 December 2026 (vesting in March 2027). Performance targets were disclosed in the 2023 Annual Report and Form 20-F.

All awards are subject to malus and clawback provisions.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Allen
2	Reason for the notification
a)	Position/status	Chief Financial Officer (incoming)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction
(i)                  Grant of a conditional award under the Haleon plc Performance Share Plan (Buyout) subject to performance conditions over a performance period ending 31 March 2025 (vesting in June 2025, with an additional post vest 2 year holding period).
(ii)                 Grant of a conditional award under the Haleon plc Performance Share Plan (Buyout) subject to performance conditions over the performance period ending on 31 December 2025 (vesting in June 2026 with an additional post vest 2 year holding period).
(iii)                Grant of a conditional award under the Haleon plc Performance Share Plan (Buyout) subject to performance conditions over the performance period ending on 31 December 2026 (vesting in June 2027 with an additional post vest 2 year holding period).
(iv)                Grant of a conditional award under the Haleon plc Share Value Plan (Buyout) vesting in November 2024 (with an additional post vest 2 year holding period).
(v)                 Grant of a conditional award under the Haleon plc Share Value Plan (Buyout) vesting in June 2025.
(vi)                Grant of a conditional award under the Haleon plc Performance Share Plan (Interim) subject to performance conditions over the performance period ending on 31 December 2026 (vesting in March 2027 with an additional post vest 2 year holding period).

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	355,191
		(ii)	Nil	334,272
		(iii)	Nil	190,369
		(iv)	Nil	158,653
		(v)	Nil	41,484
		(vi)	Nil	170,334

d)	Aggregated information

	- Aggregated volume	1,250,303

	- Price	Nil

e)	Date of the transaction	31 October 2024
f)	Place of the transaction	Outside a trading venue

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: November 01, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary